650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

August 9, 2019

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Justin Dobbie

Julia Griffith

Sharon Blume

Christine Torney

Re:         IGM Biosciences, Inc.

Draft Registration Statement on Form S-1

Submitted June 28, 2019

CIK No. 0001496323

Ladies and Gentlemen:

On behalf of our client, IGM Biosciences, Inc. (“IGM” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 25, 2019 (the “Comment Letter”), relating to the above referenced Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is concurrently submitting via EDGAR this letter and an Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”). For the Staff’s reference, we have included both a clean copy of Amendment No. 1 and a copy marked to show all changes from the Draft Registration Statement.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the page numbers of Amendment No. 1.

Draft Registration Statement on Form S-1 submitted on June 28, 2019

Prospectus Summary

Overview, page 1

1.	We note your disclosure that “IgM antibodies have inherent properties that we believe may enable them to improve upon the efficacy and safety of IgG antibodies in multiple therapeutic

AUSTIN     BEIJING     BOSTON     BRUSSELS     HONG KONG     LONDON     LOS ANGELES     NEW YORK

PALO ALTO     SAN DIEGO     SAN FRANCISCO     SEATTLE     SHANGHAI     WASHINGTON, DC     WILMINGTON, DE

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August 9, 2019

applications.” Since none of your product candidates has received FDA approval, it is premature to suggest or imply that they are safe and effective. We also note other examples of statements regarding safety and efficacy in the table on page 79 and the disclosure on pages 87 and 90. Please revise your disclosure regarding safety and efficacy in the summary and throughout your prospectus to clarify this point.

In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 2, 67, 78, 79, 81, 83, 84, 91, 94 and 96 of Amendment No. 1.

2.	Briefly explain technical terms where they are first used in your disclosure. For example, explain what “IgM” and “IgG” mean and how the two antibodies differ.

In response to the Staff’s comment, the Company has further considered and balanced the importance of plain English principles with the inherent complexities of biotechnology and the treatment of cancer. While the Company has generally adhered to the convention of explaining technical terms on first use, in instances where it would be to the detriment of readability and investor comprehension, such as in some cases in the introductory paragraph of the Prospectus Summary, the Company has relied on immediately subsequent paragraphs for lengthier discussions of technical terms and concepts.

Accordingly, the Company has revised the introductory paragraph of the Prospectus Summary on page 1 of Amendment No. 1 to clarify technical terminology, as well as on page 78, and also added additional discussion and a graphic providing a visual comparison of IgG and IgM antibodies on page 1 of Amendment No. 1. In addition, the Company has provided a further explanation of T cells on pages 2 and 79, in vivo and in vitro on pages 3 and 79, and relapsed/refractory B cell NHL on pages 2 and 79 of Amendment No. 1.

3.	Please include in the summary the information that appears on page 83 in the Business section to the effect that a generally effective treatment for most Non-Hodgkins Lymphoma patients already exists.

In response to the Staff’s comment, the Company has revised its disclosure on pages 2 and 3 of Amendment No. 1.

Our Strategy, page 3

4.	Please briefly provide us with or explain the basis for your statement that you are a global leader in the development of IgM antibodies for therapeutic use.

In response to the Staff’s comment, the Company has revised its disclosure on pages 4 and 80 of Amendment No. 1 to clarify that the Company believes that it is the global leader in the development of engineered IgM antibodies for therapeutic use, rather than the global leader in the development of all IgM antibodies.

The Company supplementally advises the Staff that, while many biotechnology companies are developing antibodies for therapeutic use, and a small number of biotechnology companies are studying IgM antibodies in their naturally occurring form, it believes that it is the only company focused on developing engineered IgM antibodies for therapeutic use. Through its IgM antibody technology platform, as discussed on page 82

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August 9, 2019

of Amendment No. 1, the Company has engineered IgM antibodies recombinantly by transferring IgG binding domains to IgMs. Please also see the Company’s response to Comment No. 11. In particular, to the Company’s knowledge, the Company’s Phase 1 clinical trial for its lead product candidate, IGM-2323, is the only clinical trial currently testing an engineered IgM antibody as a therapeutic. Moreover, the FDA has never approved an antibody therapy in the IgM class. The Company has positioned itself as the global leader in this area by specifically focusing on the development of engineered IgM antibodies. The Company has invested significant resources in order to develop its IgM antibody technology platform to advance its lead and discovery programs in multiple applications and targets, manufacturing methods and techniques to allow IgM antibodies to be produced at scale, and an intellectual property portfolio to protect its IgM platform. As a result, the Company respectfully submits to the Staff that it is the global leader in the development of engineered IgM antibodies for therapeutic use.

Emerging Growth Company Status, page 5

5.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Under separate cover, the Company has supplementally provided the Staff with a copy of the corporate presentation slide deck that has been presented visually, but not distributed, to potential investors in “testing-the-waters” meetings in reliance on Section 5(d) of the Securities Act of 1933, as amended. The Company respectfully requests that the Staff destroy such materials upon completion of its review. To the extent that any written communications may in the future be presented to additional potential investors, the Company will provide the Staff with copies of any such written communications.

Risk Factors, page 11

6.

We note that there are references to foreign regulators and foreign markets throughout the Risk Factors and other sections of your prospectus. Please revise to explain what non-U.S. markets, if any, you plan to enter, and what steps you have taken in attaining the necessary regulatory approvals.

In response to the Staff’s comment, the Company has revised its disclosure on page 27 of Amendment No. 1.

7.	Please revise your disclosure pertaining to the risks associated with patents to clarify that you have relatively few patents, and many patent applications, at this point in your development.

In response to the Staff’s comment, the Company has revised its disclosure on page 40 of Amendment No. 1.

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August 9, 2019

Use of Proceeds, page 58

8.

Please revise to clarify whether you believe the net proceeds will be sufficient to complete the Phase 1 clinical trials for your two product candidates, and if not, how far into those trials you expect the proceeds to last.

In response to the Staff’s comment, the Company will revise its disclosure in a subsequent amendment to clarify how far into those trials it expects the proceeds to last. The Company respectfully advises the Staff that while the sufficiency of the net proceeds of the offering will depend on the size of the offering, the Company currently anticipates that the net proceeds will fund the current development of its product candidates through its expected receipt of topline results from a Phase 1 clinical trial for IGM-2323 and preliminary data from a Phase 1 clinical trial for its DR5 IgM antibody.

Results of Operations

Research and Development Expenses, page 68

9.

We note you incurred over $7 million in direct clinical trials expenses as of December 31, 2018 even though none of your product candidates had reached phase 1 clinical trials. Please expand your disclosures to explain what these expenses are considering they are larger than your preclinical trials expenses. In your revised disclosures, consider the description of research and development expenses already included on t page 66, as applicable.

In response to the Staff’s comment, the Company has revised its disclosure on page 71 of Amendment No. 1.

Critical Accounting Policies and Estimates

Fair Value of Common Stock, page 72

10.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

The Company undertakes to provide the Staff with the requested information once an estimated offering price or range has been determined by the Company and the underwriters.

Business, page 74

11.

Please provide us a basis for statements that you have “the most advanced research and development program focused on engineered therapeutic IgM antibodies;” that your platform allows you “to create IgM antibodies with higher affinity and avidity than naturally occurring IgM antibodies;” that your “platform also allows us to utilize the strong and durable binding of IgM antibodies to kill cancer cells with T cells, induce programmed death of cancer cells or deliver immune stimulating cytokines to the region of the bound cell;” and that your “IgM platform creates significant competitive advantages and can serve as the foundation for the development of a broad range of IgM based therapeutic drugs.”

Securities and Exchange Commission

August 9, 2019

In response to the Staff’s comment, the Company has addressed each of the relevant statements below.

“the most advanced research and development program focused on engineered therapeutic IgM antibodies”

The Company respectfully advises the Staff that it believes that it has the most advanced research and development program focused on engineered therapeutic IgM antibodies based on its review of the public domain and, in particular, clinical trial activity. To the Company’s knowledge, the Phase 1 clinical trial for IGM-2323 is the only clinical trial currently testing an engineered IgM antibody as a therapeutic and the FDA has never approved an IgM antibody therapy. Please also see the Company’s response to Comment No. 4.

“to create IgM antibodies with higher affinity and avidity than naturally occurring IgM antibodies”

The Company advises the Staff that it believes its engineered IgM antibodies have higher affinity and avidity than naturally occurring IgM antibodies based on its preclinical development of IgM antibodies. While naturally occurring IgM antibodies have higher combined binding strength of all of the individual binding domains (avidity) than IgG antibodies, IgG antibodies generally have greater individual binding strength per unit (affinity) than naturally occurring IgM antibodies. To take advantage of these features, when engineering its IgM antibodies recombinantly, the Company transferred IgG binding domains to an IgM antibody, which resulted in the Company’s engineered IgM antibody having higher affinity and avidity as compared to a naturally occurring IgM antibody, as discussed on page 82 of Amendment No. 1.

“platform also allows us to utilize the strong and durable binding of IgM antibodies to kill cancer cells with T cells, induce programmed death of cancer cells or deliver immune stimulating cytokines to the region of the bound cell”

In response to the Staff’s comment, the Company has revised its disclosure on pages 88, 93, 94 and 99 of Amendment No. 1 to clarify its disclosure. The Company further advises the Staff that it believes that the IgM platform allows it to utilize the strong and durable binding of IgM antibodies to kill cancer cells with T cells based on its preclinical studies of IGM-2323. IGM-2323 is designed to simultaneously bind a CD20 expressing cancer cell and a CD3 protein on a T cell, bringing both cells into close proximity. This interaction mimics the normal T cell activation pathway leading the T cell to recognize and kill the cancer cell. In the Company’s in vitro studies of human CD20 expressing B cells (Ramos cell line) as shown on page 88 of Amendment No. 1, it was observed that IGM-2323 was able to achieve approximately 70x stronger binding as compared to a bispecific IgG antibody with the same CD20 and CD3 binding domains at equal concentrations. Additionally, in the Company’s in vitro studies of a mixture of lymphoma cells (Ramos cell line) and human T cells as shown on page 89 of Amendment No. 1, it was observed that IGM-2323 killed approximately 68% more cancer cells than the bispecific IgG antibody administered at equal concentrations with a ratio of one T cell to five cancer cells. In these in vitro studies, the amount of time that the IgM antibody remained attached to the cancer cell was longer than that of a comparable IgG antibody, which in turn may increase the chances for the T cell to find and kill the cancer cell while the IgM antibody is bound to the cancer cell.

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August 9, 2019

The Company advises the Staff that it believes that the IgM platform allows it to induce programmed death of cancer cells based on its preclinical studies of multiple DR5 IgM antibodies. The Company’s DR5 IgM antibody will be designed to bind and cross-link the DR5 receptors on a cancer cell in order to send a signal to the cancer cell to induce programmed death. In the Company’s in vitro studies of human colon cancer cells (Colo205) as shown on page 94 of Amendment No. 1, the Company observed that multiple different engineered DR5 IgM antibodies were able to kill cancer cells at concentrations of 5,000 - 12,000 fold less than DR5 IgG antibodies with the same binding domains at equal concentrations. Additionally, in the Company’s in vivo studies of human colorectal tumors as discussed on page 94 of Amendment No. 1, the Company observed that engineered DR5 IgM antibodies were able to significantly improve the killing of colorectal tumors resulting in at least a 2-3 fold delay in tumor growth, with some mice being tumor-free, as compared to DR5 IgG antibodies at equal concentrations. The Company believes that these studies demonstrate that the binding properties of IgM antibodies may increase cross-linking of DR5 receptors, which sends a stronger signal to the cancer cell to induce programmed death.

The Company advises the Staff that it believes that the IgM platform will allow it to deliver immune stimulating cytokines to the region of the bound cell based on its proof of concept study shown on page 99 of Amendment No. 1. The Company’s IgM antibody will be designed to deliver cytokines near a bound cancer cell. Since cytokines regulate the activation and proliferation of T cells and natural killer (NK) cells, which are cells of the innate immune system that detect and kill cancer cells, cytokine delivery may induce an immune system response to kill cancer cells. In preclinical proof of concept studies of a PD-L1 IgM antibody with an IL-15 cytokine bound to the joining chain of the IgM, the Company observed the proliferation of T cells and NK cells. In the Company’s in vitro proof of concept study in human peripheral blood mononuclear cells shown on page 99 of Amendment No. 1, the Company observed that a PD-L1 IgM antibody with IL-15 attached to the joining chain increased proliferation in approximately 60% of CD8 T cells and 80% of NK cells, while a PD-L1 IgM antibody without IL-15 attached to the joining chain did not increase proliferation in CD8 T cells and NK cells. The Company believes that this proof of concept study demonstrates that engineered IgM antibodies have the potential to deliver immune stimulating cytokines, which may enhance the immune system’s ability to kill cancer cells.

“IgM platform creates significant competitive advantages and can serve as the foundation for the development of a broad range of IgM based therapeutic drugs”

The Company advises the Staff that it believes that its platform creates significant competitive advantages by developing engineered IgM antibodies that have higher affinity and avidity than both naturally occurring IgM antibodies and engineered IgG antibodies, which it believes has therapeutic advantages (please also see above discussion). Moreover, the Company believes that the platform can serve as the foundation for the development of a broad range of IgM based therapeutic drugs because it has many potential applications and targets as evidenced by the Company’s lead and discovery programs.

Exclusive Jurisdiction, page 139

12.

Please disclose, if true, that your exclusive forum provision does not apply to actions arising under the Securities Act or Exchange Act. Please also ensure that the exclusive forum provision in the bylaws states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Securities and Exchange Commission

August 9, 2019

In response to the Staff’s comment, the Company has revised its disclosure on pages 55 and 150 of Amendment No. 1 and will continue to include this disclosure in the section titled “Description of Capital Stock” and any related risk factors in future filings, as applicable, to inform investors that the provisions do not apply to any actions arising under the Securities Act or Exchange Act.

General

13.

Please provide us mockups of any pages that include any additional pictures or graphics to be presented, including any accompanying captions. Please keep in mind, in scheduling your printing and distribution of the preliminary prospectus, that we may have comments after our review of these materials.

The Company does not currently intend to include any additional pictures or graphics in the prospectus. However, if and to the extent that additional artwork or graphics are to be included, the Company will promptly provide such material to the Staff on a supplemental basis. The Company acknowledges that the Staff may have further comments on these materials once they are provided.

* * * *

Securities and Exchange Commission

August 9, 2019

Please direct any questions with respect to this confidential submission to me at (650) 849-3223 or tjeffries@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Tony Jeffries

Tony Jeffries

cc:	Fred Schwarzer, IGM Biosciences, Inc.

Misbah Tahir, IGM Biosciences, Inc.

Paul Graffagnino, GCA Law Partners LLP

Carolyn Selig, Deloitte & Touche LLP

Previn Waas, Deloitte & Touche LLP

Jonie I. Kondracki, Cooley LLP

Charles S. Kim, Cooley LLP

Kenneth A. Clark, Wilson Sonsini Goodrich & Rosati, P.C.

Jennifer Knapp, Wilson Sonsini Goodrich & Rosati, P.C.